LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

NOTICE OF ANNUAL & SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual and Special General Meeting of the Shareholders of LAS VEGAS FROM HOME.COM ENTERTAINMENT INC. (hereinafter called the “Company”) will be held on Thursday June 30, 2005, at the offices of Computershare Trust Company of Canada, 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 at the hour of 10:00 a.m. (Vancouver time) for the following purposes:

1.	To receive and consider the consolidated audited financial statements of the Company for the fiscal year ended December 31, 2004, and the Auditor’s Report thereon;

2. To fix the number of Directors for the ensuing year at four;

3. To elect Directors for the ensuing year;

4.	To re-appoint Smythe Ratcliffe, PFK, Chartered Accountants, as the Company’s Auditor for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the Auditor;

5.	To consider the following special resolution deleting the application of the Pre-Existing Company Provisions in the Company’s Notice of Articles:

“RESOLVED, as a special resolution, that:

(a)	the Pre-Existing Company Provisions in the Notice of Articles of the Company are hereby deleted;

(b) the Company’s Notice of Articles is altered accordingly;

(c)	any director or officer of the Company is authorized to execute and file a Notice of Alteration of the Notice of Articles with the Registrar of Companies (British Columbia) along with all other documents and to take such further actions that may be necessary to effect the amendment; and

(d)	the board of directors of the Company is hereby authorized, at any time in its sole discretion, to determine whether or not to proceed with this resolution without further approval, ratification or confirmation by the Shareholders.”

6.	To consider the following special resolution increasing the Company’s authorized share capital as required to consummate the Offering and the Private Placement and as now permitted by the new Business Corporations Act (British Columbia):

“RESOLVED, as a special resolution, that:

(a)	the number of shares of the Company authorized to be issued be increased to an unlimited number of common shares and Preferred Shares, in each case without nominal or par value;

(b) the Company’s Notice of Articles be altered accordingly;

(c)	any director or officer of the Company is authorized to execute and file a Notice of Alteration of the Notice of Articles with the Registrar of Companies (British Columbia) along with all other documents and to take such further actions that may be necessary to effect the amendment; and

(d)	the board of directors of the Company is hereby authorized, at any time in its sole discretion, to determine whether or not to proceed with this resolution without further approval, ratification or confirmation by the Shareholders.”

7.	To consider the following special resolution authorizing the adoption of new articles for the Company:

“RESOLVED, as a special resolution, that:

(a)	the existing Articles of the Company filed with the Registrar of Companies be altered by deleting all of the provisions for the existing Articles of the Company and the New Articles be adopted in substitution therefore;

(b)	any director or officer of the Company is authorized to execute and file such documents and take such further action, including any filings with the Registrar of Companies (British Columbia), that may be necessary to effect the amendment; and

(c)	the board of directors of the Company is hereby authorized, at any time in its sole discretion, to determine whether or not to proceed with this resolution without further approval, ratification or confirmation by the Shareholders.”

8.	To approve an amendment to the Company’s Stock Option Plan increasing the number of common shares which may be reserved for issuance under the plan.

9. To transact such other business as may properly come before the Meeting.

Accompanying this Notice is an Information Circular and Proxy with notes to Proxy.

Shareholders unable to attend the Annual and Special General Meeting in person should read the notes accompanying the enclosed Proxy and complete and return the Proxy to the Company’s Registrar and Transfer Agent within the time and to the location set out in the said notes to the Proxy.

The enclosed Proxy is solicited by Management and you may amend it, if you so desire, by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia, this 12th day of May, 2005.

BY ORDER OF THE BOARD,

“Jacob H. Kalpakian”

Jacob H. Kalpakian
President

INFORMATION CIRCULAR

(containing information as at May 12, 2005)

For the Annual & Special General Meeting

to be held on Thursday, June 30, 2005

SOLICITATION OF PROXIES

This information circular is furnished in connection with the solicitation of proxies by the management of Las Vegas From Home.com Entertainment Inc. (the “Company”), for use at the annual and special general meeting (the “Meeting”), of the shareholders (the “Shareholders”) of the Company, to be held on Thursday, June 30, 2005 at the time and place and for the purposes set forth in the accompanying notice of meeting and at any adjournment thereof. The solicitation will be primarily by mail, however, proxies may be solicited personally or by telephone by the regular officers and employees of the Company. The cost of solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying form of proxy are directors and/or officers of the Company. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE ENCLOSED INSTRUMENT OF PROXY. TO EXERCISE THIS RIGHT, A SHAREHOLDER SHALL STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE INSTRUMENT OF PROXY AND INSERT THE NAME OF HIS NOMINEE IN THE BLANK SPACE PROVIDED, OR COMPLETE ANOTHER INSTRUMENT OF PROXY. A PROXY WILL NOT BE VALID UNLESS IT IS DEPOSITED WITH THE COMPANY’S REGISTRAR AND TRANSFER AGENT, COMPUTERSHARE TRUST COMPANY OF CANADA, 9TH FLOOR, 100 UNIVERSITY AVENUE, TORONTO, ONTARIO, M5J 2Y1, NOT LESS THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING OR ADJOURNMENT THEREOF.

The instrument of proxy must be signed by the Shareholder or by his attorney in writing, or, if the Shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer.

A Shareholder who has given a proxy may revoke it at any time before it is exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or by his attorney authorized in writing, or, if the Shareholder is a corporation, it must either be under its common seal, or signed by a duly authorized officer and deposited at the registered office of the Company at Suite 1600, 609 Granville Street, Vancouver, British Columbia, V7Y 1C3, or with the Company’s registrar and transfer agent, Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of it, at which the proxy is to be used, or to the Chairman of the Meeting on the day of the Meeting or any adjournment of it. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed instrument of proxy will vote the shares in respect of which they are appointed. Where directions are given by the Shareholder in respect of voting for or against any resolution, the proxyholder will do so in accordance with such direction.

IN THE ABSENCE OF ANY INSTRUCTION IN THE PROXY, IT IS INTENDED THAT SUCH SHARES WILL BE VOTED IN FAVOUR OF THE MOTIONS PROPOSED TO BE MADE AT THE MEETING AS STATED UNDER THE HEADINGS IN THIS INFORMATION CIRCULAR. The instrument of proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to the matters which may properly be brought before the Meeting. At the time of printing this information circular, the management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters which are not now known to the management should properly come before the Meeting, the proxies hereby solicited will be voted on such matters in accordance with the best judgment of the nominee.

Certain matters to be dealt with at the Meeting require a Special Resolution, which means the resolution must be passed by a majority of not less than 75% of the votes cast at the Meeting in person or by proxy.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

General

The authorized capital of the Company consists of 100,000,000 common shares without par value of which 79,334,678 common shares were issued and outstanding as of May 12, 2005, each share carrying the right to one vote and 5,000,000 preferred shares of which none are issued and outstanding.

Only Shareholders of record as of May 12, 2005 (the “Record Date”) who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote, or have their common shares voted, at the Meeting. A list of Shareholders as of the Record Date is available for inspection at the office of the Company’s registrar and transfer agent, Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, and will also be available for inspection at the Meeting.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many Shareholders as a substantial number of Shareholders do not hold common shares in their own name. Shareholders who do not hold their common shares in their own name (referred to in this information circular as "Beneficial Shareholders”) should note that only proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of common shares can be recognized and acted upon at the Meeting. If common shares are listed in an account statement provided to a Shareholder by a broker, then, in almost all cases, those common shares will not be registered in the Shareholder’s name on the records of the Company. Such common shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such common shares are registered under the name CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). The common shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, a broker and its agents are prohibited from voting shares for the broker’s clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their common shares are communicated to the appropriate person.

Applicable regulatory rules require intermediaries/brokers to seek voting instructions form Beneficial Shareholders in advance of Shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the form of proxy provided to registered Shareholders. However, its purpose is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation (“IICC”). IICC typically applies a special general sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to IICC. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be presented at the Meeting. A Beneficial Shareholder receiving a proxy with an IICC sticker on it cannot use that proxy to vote common shares directly at the Meeting. The proxy must be returned to IICC well in advance of the Meeting in order to have the common shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for purposes of voting common shares registered in the name of his broker (or an agent of the broker), a Beneficial Shareholder may attend at the Meeting as a proxyholder for the registered Shareholder and vote the common shares in that capacity. Beneficial Shareholders who wish to attend the meeting and indirectly vote their common shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Principal Holders of Voting Shares

To the knowledge of the directors and senior officers of the Company, as of the Record Date, only the following own, directly or indirectly, or exercise control or direction over, common shares carrying more than 10% of the voting rights attached to all outstanding common shares of the Company.

Name and Municipality of Residence	Number of Common Shares Held	Percentage of Issued Shares
Bedo H. Kalpakian and Jacob H. Kalpakian(1) Vancouver, B.C.	3,498,460	4.4%

(1)	Of these shares, 269,204 are held by Bedo H. Kalpakian directly, 853,577 are held by Jacob H. Kalpakian directly, 768,833 common shares are held by Kalpakian Bros. of B.C. Ltd., and 800 common shares are held by Pacific Missouri Holdings., private companies of which Bedo H. Kalpakian and Jacob H. Kalpakian are the principal shareholders and 2,540 common shares are held by the mother of Jacob H. Kalpakian. 1,603,506 shares are owned by Bronx Ventures Inc., a public company of which Bedo H. Kalpakian and Jacob H. Kalpakian are directors and officers.

The above information was supplied by the Registrar and Transfer Agent and the Management for the Company.

EXECUTIVE COMPENSATION

Summary Compensation Table

In accordance with the provisions of applicable securities legislation, the Company had two (2) “Named Executive Officer(s)” during the financial year ended December 31, 2004, namely Mr. Bedo H. Kalpakian, the Chairman, CFO and a director of the Company and Mr. Jacob H. Kalpakian, President, CEO and a director of the Company. The table below sets forth the details of compensation paid by the Company to Mr. Bedo H. Kalpakian and Mr. Jacob H. Kalpakian for their services as Named Executive Officers during each of the last three fiscal years.

Definitions: For the purpose of this Information Circular:

“Chief Executive Officer” or “CEO” of the Company means an individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year;

“Chief Financial Officer” or “CFO” of the Company means an individual who served as chief financial officer of the Company or acted in a similar capacity during the most recently completed financial year.

"executive officer” of the Company for the financial year, means an individual who at any time during the year was:

(a) a chair of the Company;

(b) a vice-chair of the Company;

(c) the president of the Company;

(d)	a vice-president of the Company in charge of a principal business unit, division or function such as sales, finance or production; or

(e)	an officer of the Company or any of its subsidiaries or any other person who performed a policy-making function in respect of the Company.

"Named Executive Officers” or “NEOs” means:

(a) each CEO;

(b) each CFO;

(c)	each of the Company’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year, and whose total salary and bonus exceeds $150,000; and

(d)	any additional individuals for whom disclosure would have been provided under (c) above, but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year-end.

"Long Term Incentive Plan” or “LTIP” means any plan providing compensation intended to motivate performance over a period greater than one financial year. LTIPs do not include option or stock appreciation rights plans or plans for compensation through shares or units that are subject to restrictions on resale.

"Stock Appreciation Right” or “SAR” means a right, granted by an issuer or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly trading securities.

								All Other
Name and								Compen-sation
Principal Position	Year	Annual Compensation			Long Term Compensation			($)
		Salary(1)	Bonus	Other Annual	Awards		LTIP Payouts
		($)	($)	Compensation			($)
				($)
					Securities Under	Securities or Units
					Options/ SARs Granted	Subject to Resale
					(#)	Restrictions
						($)
	2004	$90,000	N/A	N/A	2,375,000(2)	N/A	N/A	N/A
Bedo H. Kalpakian,	2003	$90,000	N/A	N/A	535,174(4)	N/A	N/A	N/A
President	2002	$90,000	N/A	N/A	485,953(4)	N/A	N/A	N/A

	2004	$90,000	N/A		2,375,000(2)	N/A	N/A	N/A
Jacob H. Kalpakian,	2003	$90,000	N/A		635,175(4)	N/A	N/A	N/A
President	2002	$90,000	N/A	$12,160(3)	485,954(4)	N/A	N/A	N/A

(1)	Mr. Bedo H. Kalpakian and Mr. Jacob H. Kalpakian are paid indirectly through Kalpakian Bros. of B.C. Ltd. pursuant to a management services agreement. Refer to “Termination of Employment, Change in Responsibilities and Employment Contracts” and “Management Contracts” for further particulars.

(2)	Options to purchase up to 2,375,000 common shares at a price of $0.16 per share which vest over a period of 18 months and expire on November 3, 2006.

(3) This amount consists of payments under a motor vehicle lease.

(4) These Options have all expired

Long -Term Incentive Plans — Awards In Most Recently Completed Fiscal Year

The Company has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officers during the most recently completed fiscal year.

Options/SARS Granted During The Most Recently Completed Fiscal Year

During the Company’s most recently completed fiscal year, the following incentive stock options were granted to the Named Executive Officers. No SARs were granted during this period.

					Market Value of
				% of Total Options	Securities
				Granted to	Underlying Options
		Securities Under	Exercise or Base	Employees in Fiscal	on the Date of	Expiration
Name	Date of Grant	Options Granted (#)	Price ($/Security)	Year	Grant ($/Security)	Date
Bedo H. Kalpakian	Nov 3, 2004	2,375,000	$0.16	17.8%	$0.21	Nov 3/2006

Jacob H. Kalpakian	Nov 3, 2004	2,375,000	$0.16	17.8%	$0.21	Nov 3/2006

Aggregated Option/SAR Exercises During the Most Recently Completed Fiscal Year and Fiscal Year-End Option/SAR Values

During the year, Bedo H. Kalpakian exercised stock options entitling him to purchase 142,000 common shares at a price of $0.22 per share and Jacob H. Kalpakian exercised stock options entitling him to purchase 350,000 common shares at a price of $0.22 per share. The following table sets out the aggregate value realized on exercise of stock options and the fiscal year end value of stock options held by the Named Executive Officers.

				Value of Unexercised
				In-the-Money Options at
	Securities	Aggregate	Unexercised Options at	Fiscal
	Acquired on	Value	Fiscal Year-End	Year-End(2)
	Exercise	Realized(1)	Exercisable/Unexercisable	Exercisable/ Unexercisable
Name	(# )	($ )	(# )	($ )
Bedo H. Kalpakian	142,000	7,100	593,750/ 1,781,250	41,563 / 124,688

Jacob H. Kalpakian	350,000	17,500	593,750/ 1,781,250	41,563 / 124,688

(1)	Aggregate value realized is the closing market price ($0.27) on the day exercised less the exercise price multiplied by the number of options exercised.

(2)	In-the-money options are those where the market value of the underlying securities at the fiscal year-end exceeds the exercise price of the options. The closing price of the Company’s shares on December 31, 2004 (i.e., fiscal year-end) was $0.23. Each of Bedo H. Kalpakian and Jacob H. Kalpakian held options to purchase up to 2,375,000 common shares at a price of $0.16 per share, of which 593,750 options had vested and 1,781,250 options had not yet vested.

Option and SAR Repricings

No Stock Options held by the Named Executive Officers were repriced during the fiscal year ended December 31, 2004.

Termination of Employment, Change in Responsibilities and Employment Contracts

Pursuant to an agreement effective February 1, 2000 (the “Management Services Agreement”), between the Company and Kalpakian Bros. of B.C. Ltd., Kalpakian Bros. of B.C. Ltd. is paid a monthly fee of $15,000 plus GST (of which $7,500 plus GST is payable indirectly to Bedo H. Kalpakian and $7,500 plus GST is payable indirectly to Jacob H. Kalpakian). The Management Services Agreement is automatically renewable on a year by year basis and may be terminated at any time by either party on six months written notice.

COMPENSATION OF DIRECTORS

Compensation for the two Named Executive Officers has already been disclosed above.

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the TSX Venture Exchange.

During the Company’s most recently completed fiscal year, an aggregate of 300,000 incentive stock options were granted to the Company’s directors, other than the two Named Executive Officers, as follows:

	Number of Shares
Name	Under Option	Exercise Price	Expiry Date
Neil Spellman	200,000	$0.16	November 3, 2006

Gregory T. McFarlane	100,000	$0.16	November 3, 2006

MANAGEMENT CONTRACTS

Pursuant to the Management Services Agreement, Bedo H. Kalpakian and Jacob H. Kalpakian provide management services to the Company through their private company, Kalpakian Bros. of B.C. Ltd. During the most recently completed financial year, the amount of $180,000 plus GST was paid to Kalpakian Bros. of B.C. Ltd. (of which $90,000 plus GST was paid indirectly to Bedo H. Kalpakian and $90,000 plus GST was paid indirectly to Jacob H. Kalpakian). Further details of the Management Services Agreement are described under the heading “Termination of Employment, Change in Responsibilities and Management Contracts”.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out particulars of the compensation plans under which equity securities of the Company are authorized for issuance as of December 31, 2004:

Equity Compensation Plan Information

C
Number of securities
remaining available
		B	for future issuance
	A	Weighted average	under equity
	Number of securities to	exercise price of	compensation plans
	be issued upon exercise	outstanding	(excluding
	of outstanding options,	options, warrants	securities reflected
Plan Category	warrants and rights	and rights	in column A)

Equity compensation plans approved by securityholders	11,165,592 common shares	$0.16	124,562 common shares

Equity compensation plans not approved by securityholders	N/A	N/A	N/A

TOTALS:	11,165,592 common shares	$0.16	124,562 common shares

All of the above options were granted pursuant to the Company’s stock option plan dated April 12, 2004 (the “ Stock Option Plan”) which was approved by Shareholders at the Company’s Annual General Meeting held on May 31, 2004.

Summary of Material Terms

1. Number of Common Shares Reserved for Issuance under the Stock Option Plan

There are a total of 11,290,154 common shares available for issuance under the Stock Option Plan. If any option (whether granted under such Stock Option Plan or not) expires or otherwise terminates, in whole or in part, without having been exercised in full, the common shares not purchased under such option shall revert to and become available for issuance under the Stock Option Plan.

2. Certain Defined Terms

Each of the following defined terms used in the Stock Option Plan has the meaning assigned thereto in the policies of the TSX Venture Exchange: “Consultant”, “Employee”, “Investor Relations Activities”, “Management Company Employee” and “Market Price”. “Insider” has the meaning assigned thereto in the Securities Act (British Columbia).

3. Purposes of the Stock Option Plan and Eligibility

The purpose of the Stock Option Plan is to advance the interests of the Company by providing eligible persons with additional incentive; encouraging stock ownership of eligible persons; increasing the proprietary interest of eligible persons in the success of the Company; encouraging eligible persons to remain with the Company or its subsidiaries; and attracting new employees, directors, officers and consultants.

Directors, Senior Officers, Consultants, Employees, and Management Company Employees of the Company and its subsidiaries are eligible to participate in the Stock Option Plan.

While the Board, or any Committee to which administration of the Stock Option Plan may be delegated, may, at its discretion, decide which terms to include in any option agreement on a case-by-case basis and there is no obligation on the Board or such Committee, if any, to use an identical form of option agreement or stipulate identical terms for each category of optionee or otherwise, the Stock Option Plan imposes certain restrictions as set out below.

(a)	the aggregate number of common shares that may be reserved for issuance pursuant to an option or options granted to any one individual in any 12-month period shall not exceed 5% of the issued and outstanding common shares, calculated at the date any such option is granted.

(b)	the aggregate number of common shares underlying any option or options granted to any Consultant in any 12-month period shall not exceed 2% of the issued and outstanding common shares, calculated at the date any such option is granted.

(c)	the aggregate number of common shares underlying any option or options granted to persons engaged to perform Investor Relations Activities in any 12-month period shall not exceed 2% of the issued and outstanding common shares, calculated at the date any such option is granted.

(d)	the aggregate number of common shares that may be reserved for issuance to Insiders may not exceed 10% of the issued and outstanding common shares calculated on the date such option is granted.

(e)	the aggregate number of common shares which may be issued and the maximum number of Options that may be granted to Insiders in any 12 month period may not exceed 10% of the issued and outstanding shares calculated at the time of issuance or grant.

4. Vesting Requirements

All options granted under the Stock Option Plan shall vest in stages over a minimum period of 18 months with no more than 25% of the option vesting immediately and the balance vesting in equal instalments every 6 months thereafter.

Notwithstanding the above, in the event a take-over bid as defined in the Securities Act (British Columbia) but excluding an exempt take-over bid pursuant to section 98 of that Act is made, the Board of Directors shall have the power and authority to pass a resolution deeming options that have not vested at the time to have vested, so as to enable optionees to exercise their respective options to the fullest extent possible and to tender all shares thereunder to such take-over bid.

5. Termination or Expiry of Options

The Stock Option Plan stipulates that options may be granted under the Stock Option Plan with a maximum term of five years. Except as otherwise determined by the Board options granted to an optionee who is a director, senior officer, Employee, Consultant or Management Company Employee must expire within 90 days after the optionee ceases to fall within at least one of those categories and options granted to an optionee who is engaged in Investor Relations Activities must expire within 30 days after the optionee ceases to be engaged to provide Investor Relations Activities. Termination for cause shall result in expiry of the affected option effective immediately upon such termination.

In the event of an optionee’s death, the deceased’s option may be exercised by his or her heirs or administrators within one year after the date of death (to the extent that the optionee was entitled to exercise such option as of the date of death).

6. Other Material Terms

The exercise price for any option shall be fixed by the Board. The Stock Option Plan stipulates that the minimum exercise price may not be less than the closing market price of the Company’s common shares on the day preceding the grant of the option, less any discount permitted by the TSX Venture Exchange, but not less than $0.10 per common share.

All options granted and any common shares issuable upon exercise thereof shall be subject to any resale restrictions under applicable securities laws and policies of the TSX Venture Exchange.

All options are non-assignable and non-transferable (subject to the options being exercisable by the optionee’s heirs or administrators in the event of the optionee’s death).

The Board of Directors may at any time, and from time to time, amend the Stock Option Plan. However, no amendment shall be effective unless approved by the shareholders of the Company to the extent shareholder approval is necessary for the Stock Option Plan to satisfy any listing requirements of the TSX Venture Exchange or any other stock exchange on which the shares of the Company are listed. The Board shall not make any changes to any existing option agreements that are adverse to the optionee unless such optionee first consents in writing to any such changes. The Stock Option Plan stipulates that disinterested shareholder approval will be obtained for any reduction in the exercise price if the optionee is an Insider of the Company at the time of the proposed reduction. If any change is made in the common shares subject to the Stock Option Plan, or subject to any option (through merger, consolidation, reorganization, recapitalization, stock dividend, dividends other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other transaction not involving the receipt of consideration by the Company), the Stock Option Plan will be appropriately adjusted in the type(s) and maximum number of securities subject to the Stock Option Plan and the maximum number of securities subject to award to any person, and the outstanding options will be appropriately adjusted in the type(s) and number of securities and price per share of shares subject to such outstanding options.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Other than “routine indebtedness” as defined in applicable securities legislation and other than as described below, since the beginning of the last fiscal year of the Company, none of:

(a) the directors or Executive Officers of the Company;

(b) the proposed nominees for election as a director of the Company; or

(c) any associates or affiliates of the foregoing persons;

is or has been indebted to the Company or any of its subsidiaries or has been indebted to any other entity where that indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

The following table sets forth the aggregate indebtedness to the Company and its subsidiaries of all directors, Executive Officers and employees and former directors, Executive Officers and employees of the Company and its subsidiaries as of the date of this Information Circular.

Aggregate Indebtedness ($)
Purpose	To the Company or its Subsidiaries	To Another Entity
Share Purchases	NIL	NIL

Other	$4,740	NIL

The following table sets forth details of the indebtedness referred to in the above table:

Indebtedness of Directors and Executive Officers Under
(1) Securities Purchase and (2) Other Programs
Largest Amount
	Involvement of	Outstanding During	Financially Assisted Securities		Amount Forgiven
Name and Principal	Company or	Year Ended December	Purchases During Year Ended	Security for	During Year Ended
Position	Subsidiary	31, 2004	December 31, 2004	Indebtedness	December 31, 2004
Securities Purchase Programs
N/A	N/A	N/A	N/A	N/A	N/A

Other Programs

Gregory T. McFarlane	Loan by the Company	$4,740	N/A	None	Nil

The loan to Gregory T. McFarlane is unsecured, non-interest bearing and is payable on demand.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed herein, no director or executive officer of the Company, and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For purposes of the following discussion, “Informed Person” means (a) a Director or Executive Officer of the Company; (b) a Director or Executive Officer of a person or company that is itself an Informed Person or a subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the Company, other than the voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company itself if it has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

Except as disclosed below herein or in the Notes to the Company’s financial statements for the financial year ended December 31, 2004, none of:

i. the Informed Persons of the Company;

ii.	the proposed nominees for election as a Director of the Company; or

iii. any associate or affiliate of the foregoing persons,

has any material interest, direct or indirect, in any transaction since the commencement of the last financial year of the Company or in a proposed transaction which has materially affected or would materially affect the Company or any subsidiary of the Company.

During the year ended December 31, 2004 Jacob H. Kalpakian and Bedo H. Kalpakian, each purchased 150,000 units at a price of $0.10 per unit by way of private placement. Each unit consists of one common share and one-half of one warrant, with each whole warrant entitling the holder to purchase one common share at a price of $0.25 per common share on or before November 8, 2006.

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the period ended December 31, 2004 (the “Financial Statements”), together with the Auditor’s Report thereon, will be presented to Shareholders at the Meeting. The Financial Statements, together with the Auditor’s Report thereon, are being mailed to Shareholders of record with this Information Circular.

ELECTION OF DIRECTORS

The persons named in the enclosed Instrument of Proxy intend to vote in favour of fixing the number of Directors at four. Although Management is nominating four individuals to stand for election, the names of further nominees for Directors may come from the floor at the Meeting.

Each Director of the Company is elected annually and holds office until the next Annual General Meeting of Shareholders, until his successor is duly elected, or until his resignation as a Director.

In the absence of instructions to the contrary, the shares represented by Proxy will be voted for the nominees herein listed. Management does not contemplate that any of the nominees will be unable to serve as a Director.

The nominees for the office of directors and information concerning them as furnished by the individual nominees are as follows:

Name, position with the	Principal
Company and Municipality of	Occupation for the	Date Served as
Residence (1)	past five years	Director Since	Common Shares Held
Bedo H. Kalpakian* Chairman, C.F.O. and Director Vancouver, BC	Chairman and C.F.O. of the Company; President of Bronx Ventures Inc.	September 9, 1987	269,204 direct (2) 2,373,139 indirect(3)

Jacob H. Kalpakian President, C.E.O. and Director Vancouver, BC	President & C.E.O. of the Company; Vice- President of Bronx Ventures Inc.	January 2, 1991	853,577 direct(2) 2,373,139 indirect(3) 2,540 indirect(4)

Feb 2001 – present:
Neil Spellman* Director Carlsbad, California	Sr. Vice President of DB Financial Management, Inc. March 1982 – Feb 2001: Vice President and Financial Consultant, Salomon, Smith, Barney, Inc.	July 12, 2002	415,000 direct(2)

Gregory Todd McFarlane* Director Las Vegas, Nevada	Sept 2001 – present
- Freelance
advertising
copywriter, Las
Vegas, NV, USA
May 2000 – Aug
2001-Advertising
Copywriter with
DRGM Advertising
and Public
Relations in Las
Vegas, NV, USA
June 1999 – Apr
2000 — Race &
Sports Book Writer
with Bally’s Hotel
& Casino, Las
	Vegas, NV, USA	October 1, 1992	513 direct(2)

• Members of the Company’s Audit Committee. The Company does not have an executive committee.

(1)	All Directors were elected at the last Annual General Meeting. Unless otherwise stated above, all nominees have held the principal occupation or employment indicated for the past five years.

(2)	Common shares beneficially owned by directors (directly or indirectly or over which control or direction is exercised) is based on information furnished to the Company by the nominees.

(3)	768,833 common shares are held by Kalpakian Bros. of B.C. Ltd., and 800 common shares are held by Pacific Missouri Holdings., private companies of which Bedo H. Kalpakian and Jacob H. Kalpakian are the principal shareholders. 1,603,506 shares are owned by Bronx Ventures Inc., a public company of which Bedo H. Kalpakian and Jacob H. Kalpakian are directors and officers.

(4) 2,540 are held by the director’s mother.

AUDIT COMMITTEE DISCLOSURE

The charter of the Company’s audit committee and the other information required to be disclosed by Form 52-110F1 are attached as Schedule “A”.

APPOINTMENT AND REMUNERATION OF AUDITOR

Shareholders will be asked to approve the re-appointment of Smythe Ratcliffe, PKF, Chartered Accountants of 7th floor, Marine Building, 355 Burrard Street, Vancouver, B.C. V6C 2G8 as the Auditor of the Company to hold office until the next Annual General Meeting of the Shareholders at a remuneration to be fixed by the Board of Directors. Smythe Ratcliffe, PFK was initially appointed as Auditor of the Company on April 10, 2003.

PARTICULARS OF MATTERS TO BE ACTED UPON

A. RESOLUTIONS TO ADOPT AMENDED NOTICE OF ARTICLES AND NEW ARTICLES

The Business Corporations Act (British Columbia) (the “New Act”) has been adopted in British Columbia and is now in effect. The New Act replaces the Company Act (British Columbia) (the “Former Act”) and adopts many provisions similar to those contained in corporate legislation elsewhere in Canada. The New Act also uses new forms and terminology; most particularly a Memorandum is now called a “Notice of Articles”. The New Act requires every company incorporated under the Former Act to complete a mandatory transition “rollover” on or before March 28, 2006. The Company proposes to effect the mandatory transition, which under the New Act can be authorized by the directors of the Company. The Corporation will be taking steps to effect the transition and to bring its charter documents into conformity with the New Act and to that end will file a Transition Application and Notice of Articles, which replaces the Company’s “Memorandum”, with the Registrar of Companies (British Columbia).

The Company is seeking Shareholder approval of certain amendments to its Notice of Articles (the “Altered Notice of Articles”) and approval of a new form of Articles (the “New Articles”) with a view to updating its charter documents to bring them into line with the New Act and incorporating some of the new provisions of the New Act. The directors believe that amending the Company’s Notice of Articles and adopting the New Articles will enable the Company to be more efficient, flexible and cost-effective and will bring the Company’s charter documents into line with charter documents of companies in other jurisdictions.

Copies of the Altered Notice of Articles and the New Articles are available for viewing up to the date of the Meeting at the Company’s registered office at Suite 1600, 609 Granville Street, Vancouver, British Columbia, and at the Meeting.

Deletion of Pre-Existing Company Provisions

The regulations under the New Act effectively added certain provisions, called “Pre-Existing Company Provisions” or “PCPs”, to every pre-existing company’s Notice of Articles. The PCPs provide that the number of votes required to pass a special resolution (formerly also referred to as a special resolution under the Former Act) or a special separate resolution is at least three-quarters of the votes cast by Shareholders present in person or by proxy at the meeting. This is the majority that was required under the Former Act.

The New Act allows a special resolution to be passed by at least two-thirds of the votes cast by Shareholders present in person or by proxy at the meeting. The Company proposes to amend its Notice of Articles to delete the PCPs so that the provisions of the New Act permitting a two-thirds majority will apply to the Company.

If Shareholders approve this resolution, special resolutions will require a two-thirds majority vote, instead of a three-quarters majority vote. Management believes that this will provide the Company with greater flexibility for future corporate activities and is consistent with companies in other jurisdictions.

Shareholders will be asked to consider and, if thought fit, to pass the following special resolution:

“RESOLVED, as a special resolution, that:

(a) the Pre-Existing Company Provisions in the Notice of Articles of the Company are hereby deleted;

(b) the Company’s Notice of Articles is altered accordingly;

(c)	any director or officer of the Company is authorized to execute and file a Notice of Alteration of the Notice of Articles with the Registrar of Companies (British Columbia) along with all other documents and to take such further actions that may be necessary to effect the amendment; and

(d)	the board of directors of the Company is hereby authorized, at any time in its sole discretion, to determine whether or not to proceed with this resolution without further approval, ratification or confirmation by the Shareholders.”

This amendment to the Notice of Articles shall take effect immediately on the date and time the Form 11 — Notice of Alteration is filed with the Registrar of Companies (British Columbia).

Proposed Alterations of Authorized Capital

As now permitted by the New Act, the Company proposes an amendment to its Notice of Articles to increase the Company’s authorized capital from 100,000,000 common shares and 5,000,000 preferred shares without par value to an unlimited number of common shares and preferred shares, in each case without nominal or par value.

Management believes that having unlimited authorized capital provides the Company with greater flexibility for future corporate activities. This resolution must be passed by not less than three-quarters of the votes cast by the Shareholders present in person or by proxy at the Meeting.

Shareholders will be asked to consider and, if thought fit, to pass the following special resolution:

“RESOLVED, as a special resolution, that:

(a)	the number of shares of the Company authorized to be issued be increased to an unlimited number of Common Shares and an unlimited number of Preferred Shares, issuable in series, in each case without nominal or par value;

(b) the Company’s Notice of Articles be altered accordingly;

(c)	any director or officer of the Company is authorized to execute and file a Notice of Alteration of the Notice of Articles with the Registrar of Companies (British Columbia) along with all other documents and to take such further actions that may be necessary to effect the amendment; and

(d)	the board of directors of the Company is hereby authorized, at any time in its sole discretion, to determine whether or not to proceed with this resolution without further approval, ratification or confirmation by the Shareholders.”

This amendment to the Notice of Articles shall take effect immediately on the date and time the Form 11 — Notice of Alteration is filed with the Registrar of Companies (British Columbia).

As announced by the Company in its press release of May 13, 2005, the Company closed an offering of 12,485,500 Subscription Receipts (the “Offering”) for gross proceeds of $8,115,575. Each Subscription Receipt is exercisable into one unit of the Company. Each unit is comprised of one common share and one-half of one warrant, each whole warrant entitling the holder to purchase one common share at a price of $1.00 per share on or before May 13, 2007. Subscription Receipts convertible into units were issued, as opposed to issuing the units directly, because the Company did not have sufficient common shares authorized, on a fully diluted basis, to issue all of the shares underlying the Subscription Receipts and warrants. Accordingly, the gross proceeds from the sale of 9,988,400 Subscription Receipts (being $6,492,460) are being held in escrow pending an increase in the Company’s authorized capital to a number of common shares sufficient to permit the issuance of all the common shares underlying the Subscription Receipts and warrants.

Upon the increase in the authorized capital, the Subscription Receipts will automatically convert into common shares and warrants and the funds held in escrow will be released to the Company. If Shareholders fail to approve the increase in the authorized capital, then the 9,988,400 Subscription Receipts will be cancelled and the funds held in escrow returned to the subscribers. Therefore, Shareholders are strongly encouraged to vote in favour of this resolution.

As announced by the Company in its press release of April 21, 2005, the Company had entered into a non-brokered private placement for 1,462,000 Units with a third party, for proceeds of $950,300, on the same terms as the above mentioned Offering. This transaction is subject to TSX Venture Exchange approval and shareholder approval and is expected to close on July 14, 2005. Therefore once again, Shareholders are strongly encouraged to vote in favour of this resolution.

Adoption of New Articles

Management believes that the New Articles will provide the Company with greater flexibility for future corporate activities and will result in efficiencies and greater cost-effectiveness.

The resolution approving the New Articles must be passed by not less than three-quarters of the votes cast by the Shareholders present in person or by proxy at the Meeting.

Management believes the major changes from the existing Articles are:

1.	Certain changes to the Notice of Articles, New Articles and share structure may be made by directors’ resolution or by ordinary resolution. A description of these changes is provided below;

2.	The directors, by directors’ resolution, may approve a change of name of the Company without the necessity for Shareholder approval;

3.	Shareholder meetings may, if authorized by directors’ resolution, be held in jurisdictions outside British Columbia;

4.	A special resolution will require at least 2/3 of the votes cast by the Shareholders in order to be passed; and

5.	The quorum for Shareholders’ meetings is changed from two Shareholders present in person or represented by proxy and holding at least 10% of the issued and outstanding common shares of the Company to one Shareholder present in person or represented by proxy and holding at least 5% of the issued and outstanding common shares of the Company.

If the New Articles are adopted by Shareholders, the Company may alter its Notice of Articles, New Articles and share structure in the following manner:

1. by directors’ resolution or ordinary resolution, as determined in each case by the directors, to:

(a)	create one or more classes or series of shares and, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares and alter the identifying name of any of its shares;

(b)	establish, increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares;

(c)	change unissued shares with par value into shares without par value or vice versa or change all or any of its fully paid issued shares with par value into shares without par value;

(d)	create, attach, vary or delete special rights or restrictions for the shares of any class or series of shares, if none of those shares have been issued;

(e) subdivide or consolidate all or any of its unissued, or fully paid issued, shares; and

(f)	authorize alterations to the New Articles that are procedural or administrative in nature or are matters that pursuant to the New Articles are solely within the directors’ powers, control or authority.

2.	if the New Act does not specify the type of resolution and the New Articles do not specify another type of resolution, by ordinary resolution otherwise alter its shares, authorized share structure or the New Articles.

Shareholders will be asked to consider and, if thought fit, to pass the following special resolution:

“RESOLVED, as a special resolution, that:

(a)	the existing Articles of the Company filed with the Registrar of Companies be altered by deleting all of the provisions for the existing Articles of the Company and the New Articles be adopted in substitution therefore;

(b)	any director or officer of the Company is authorized to execute and file such documents and take such further action, including any filings with the Registrar of Companies (British Columbia), that may be necessary to effect the amendment; and

(c)	the board of directors of the Company is hereby authorized, at any time in its sole discretion, to determine whether or not to proceed with this resolution without further approval, ratification or confirmation by the Shareholders.”

The New Articles shall take effect immediately on the date and time the New Articles are deposited for filing in the Company’s records office.

B. AMENDMENT TO STOCK OPTION PLAN

Shareholders will be requested to approve an amendment of section 1.4(a) of the Company’s Stock Option Plan increasing the maximum number of common shares which may be reserved for issuance pursuant to the Stock Option Plan from 11,290,154 common shares representing 14% of the Company’s issued and outstanding common shares to 15,866,936 common shares representing 20% of the Company’s issued and outstanding common shares. Details of the Stock Option Plan, including the number of options granted thereunder, are disclosed under the heading “Securities Authorized For Issuance Under Equity Compensation Plans”. The purpose of the Stock Option Plan is to advance the interests of the Company by providing directors, officers, employees and consultants of the Company with additional incentive, encouraging stock ownership by those persons, increasing their proprietary interest in the success of the Company, encouraging them to remain with the Company and its subsidiaries and attracting new directors, officers, employees and consultants. Accordingly, management recommends that Shareholders vote in favour of the resolution.

OTHER MATTERS

Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting by proxy.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Financial information relating to the Company is provided in the Company’s consolidated financial statements and MD&A for the fiscal year ended December 31, 2004. Shareholders may contact the Company to request copies of financial statements and MD&A at its head office.

APPROVAL OF THE DIRECTORS

The directors of the Company have approved the content and the sending of this information circular.

DATED at Vancouver, British Columbia, this 12th day of May, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

“Jacob H. Kalpakian”

Jacob H. Kalpakian,

President, Chief Executive Officer and Director

SCHEDULE “A”
LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
FORM 52-110F2
AUDIT COMMITTEE DISCLOSURE

ITEM 1: THE AUDIT COMMITTEE’S CHARTER

Purpose

The overall purpose of the Audit Committee (the “Committee”) of Las Vegas From Home.com Entertainment Inc. (the “Company”) is to ensure that the Company’s management has designed and implemented an effective system of internal financial controls, to review and report on the integrity of the consolidated financial statements and related financial disclosure of the Company, and to review the Company’s compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of financial information. It is the intention of the Board that through the involvement of the Committee, the external audit will be conducted independently of the Company’s Management to ensure that the independent auditors serve the interests of Shareholders rather than the interests of Management of the Company. The Committee will act as a liaison to provide better communication between the Board and the external auditors. The Committee will monitor the independence and performance of the Company’s independent auditors.

Composition, Procedures and Organization

(1)	The Committee shall consist of at least three members of the Board of Directors (the “Board”).

(2)	At least two (2) members of the Committee shall be independent and the Committee shall endeavour to appoint a majority of independent directors to the Committee, who in the opinion of the Board, would be free from a relationship which would interfere with the exercise of the Committee members’ independent judgment. At least one (1) member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices applicable to the Company. For the purposes of this Charter, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

(3)	The Board, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, shall appoint the members of the Committee for the ensuing year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

(4)	Unless the Board shall have appointed a chair of the Committee, the members of the Committee shall elect a chair and a secretary from among their number.

(5)	The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

(6)	The Committee shall have access to such officers and employees of the Company and to the Company’s external auditors, and to such information respecting the Company, as it considers to be necessary or advisable in order to perform its duties and responsibilities.

(7) Meetings of the Committee shall be conducted as follows:

i.	the Committee shall meet at least four times annually at such times and at such locations as may be requested by the chair of the Committee. The external auditors or any member of the Committee may request a meeting of the Committee;

ii.	the external auditors shall receive notice of and have the right to attend all meetings of the Committee; and

iii.	management representatives may be invited to attend all meetings except private sessions with the external auditors.

(8)	The internal auditors and the external auditors shall have a direct line of communication to the Committee through its chair and may bypass management if deemed necessary. The Committee, through its chair, may contact directly any employee in the Company as it deems necessary, and any employee may bring before the Committee any matter involving questionable, illegal or improper financial practices or transactions.

roles and responsibilities

(9) The overall duties and responsibilities of the Committee shall be as follows:

i.	to assist the Board in the discharge of its responsibilities relating to the Company’s accounting principles, reporting practices and internal controls and its approval of the Company’s annual and quarterly consolidated financial statements and related financial disclosure;

ii.	to establish and maintain a direct line of communication with the Company’s internal and external auditors and assess their performance;

iii.	to ensure that the management of the Company has designed, implemented and is maintaining an effective system of internal financial controls; and

iv.	to report regularly to the Board on the fulfilment of its duties and responsibilities.

(10)	The duties and responsibilities of the Committee as they relate to the external auditors shall be as follows:

i.	to recommend to the Board a firm of external auditors to be engaged by the Company, and to verify the independence of such external auditors;

ii.	to review and approve the fee, scope and timing of the audit and other related services rendered by the external auditors;

iii.	review the audit plan of the external auditors prior to the commencement of the audit;

iv.	to review with the external auditors, upon completion of their audit:

A. contents of their report;

B. scope and quality of the audit work performed;

C.	adequacy of the Company’s financial and auditing personnel;

D.	co-operation received from the Company’s personnel during the audit;

E. internal resources used;

F.	significant transactions outside of the normal business of the Company;

G.	significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems; and

H.	the non-audit services provided by the external auditors;

v.	to discuss with the external auditors the quality and not just the acceptability of the Company’s accounting principles; and

iv.	to implement structures and procedures to ensure that the Committee meets the external auditors on a regular basis in the absence of management.

(11)	The duties and responsibilities of the Committee as they relate to the internal control procedures of the Company are to:

i.	review the appropriateness and effectiveness of the Company’s policies and business practices which impact on the financial integrity of the Company, including those relating to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management;

ii.	review compliance under the Company’s business conduct and ethics policies and to periodically review these policies and recommend to the Board changes which the Committee may deem appropriate;

iii.	review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Company; and

iv.	periodically review the Company’s financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.

(12) The Committee is also charged with the responsibility to:

i.	review the Company’s quarterly statements of earnings, including the impact of unusual items and changes in accounting principles and estimates and report to the Board with respect thereto;

ii. review and approve the financial sections of:

A. the annual report to Shareholders;

B. the annual information form, if required;

C. annual and interim MD&A;

D. prospectuses;

E.	news releases discussing financial results of the Company; and

F.	other public reports of a financial nature requiring approval by the Board,

and report to the Board with respect thereto;

iii.	review regulatory filings and decisions as they relate to the Company’s consolidated financial statements;

iv.	review the appropriateness of the policies and procedures used in the preparation of the Company’s consolidated financial statements and other required disclosure documents, and consider recommendations for any material change to such policies;

v.	review and report on the integrity of the Company’s consolidated financial statements;

vi.	review the minutes of any audit committee meeting of subsidiary companies;

vii.	review with management, the external auditors and, if necessary, with legal counsel, any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of the Company and the manner in which such matters have been disclosed in the consolidated financial statements;

viii.	review the Company’s compliance with regulatory and statutory requirements as they relate to financial statements, tax matters and disclosure of financial information; and

ix.	develop a calendar of activities to be undertaken by the Committee for each ensuing year and to submit the calendar in the appropriate format to the Board of Directors following each annual general meeting of shareholders.

(13) The Committee shall have the authority:

i.	to engage independent counsel and other advisors as it determines necessary to carry out its duties,

ITEM 2:	ii.to set and pay the compensation for any advisors employed by the Committee; and iii.to communicate directly with the internal and external auditors. COMPOSITION OF THE AUDIT COMMITTEE

The current members of the Committee are Bedo H. Kalpakian, Gregory Todd McFarlane and Neil Spellman. All of the members are financially literate. Only Gregory Todd McFarlane and Neil Spellman are considered to be independent. “Independent” and “financially literate” have the meaning used in Multilateral Instrument 52-110 (the “Instrument”) of the Canadian Securities Administrators.

ITEM 3: AUDIT COMMITTEE OVERSIGHT

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor (currently, Smythe Ratcliffe, PKF, Chartered Accountants) not adopted by the Board.

ITEM 4: RELIANCE ON CERTAIN EXEMPTIONS

Since the effective date of MI 52-110, the Company has not relied on the exemptions contained in sections 2.4 or 8 of MI 52 110. Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided. Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of MI 52-110, in whole or in part.

ITEM 5: PRE-APPROVAL POLICIES AND PROCEDURES

Formal policies and procedures for the engagement of non-audit services have yet to be formulated and adopted. Subject to the requirements of the Instrument, the engagement of non-audit services is considered by the Company’s Board of Directors, and where applicable by the Audit Committee, on a case by case basis.

ITEM 6: EXTERNAL AUDITOR SERVICE FEES (BY CATEGORY)

The aggregate fees charged to the Company by the external auditor in each of the last two fiscal years is as follows:

	FYE 2003	FYE 2004
Audit fees for the year ended	$21,600	$31,500
Audit related fees	2,655	1,687
Estimate of Audit related fees yet to be incurred	Nil	2,000(1)
Tax fees	3,500(2)	1,400(2)
All other fees (non-tax)	Nil	Nil

	$	$
Total Fees	27,755	36,587

(1)	This is an estimate for the US Auditors review of the Company’s Annual Report on Form 20F.

(2) These fees are for preparation and filing of the Company’s tax return.

ITEM 7: EXEMPTION

In respect of the most recently completed financial year, the Company is relying on the exemption set out in section 6.1 of the Instrument with respect to compliance with the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of the Instrument.